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                               September 14, 2022

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       150 Cecil Street, #08-01
       Singapore 069543

                                                        Re: New Momentum Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed August 30,
2022
                                                            File No. 333-257302

       Dear Mr. Leung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

       Amendment No. 8 to Registration Statement on Form S-1 filed August 30,
2022

       Prospectus Summary, page 9

   1. We note your response to comment 3 that "[t]he Company has cross-referenced an existing risk factor on
page 21 because the a risk factor addressing the second bullet point was already disclosed
on page 21." Please tell us which risk factor and/or alternatively revise your risk
factors to disclose that, to the extent cash and/or assets of your business is in Hong Kong or your
Hong Kong entities, such cash and/or assets may not be available to fund operations or for
other use outside of Hong Kong due to interventions in or the imposition of
restrictions and limitations on the ability of you or your subsidiaries by the
                                                        PRC government to
transfer cash and/or assets, as you discuss on pages 4 and 9. In connection therewith,
please provide a cross-reference to this risk factor on pages 4 and 9
 Tin Lung David Leung
FirstName LastNameTin
New Momentum    Corp. Lung David Leung
Comapany 14,
September NameNew
              2022 Momentum Corp.
September
Page 2    14, 2022 Page 2
FirstName LastName
         where you discuss such risk pertaining to cash and/or assets in Hong Kong and your Hong
         Kong entities.
2. We note your response to comment 4 that you "included the requested disclosure on page
         10," but your revised disclosure indicates that you amended your cover page. In an appropriate place in your prospectus summary that begins on page 6, please disclose whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021 and whether and how the Holding Foreign Companies Accountable
         Act and related regulations will affect your company. Additionally, here and elsewhere throughout the prospectus, where you discuss the Holding Foreign Companies
         Accountable Act, please update your factual disclosure to discuss the fact that on August
         26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance
         of the People's Republic of China, taking the first step toward opening access for the
         PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.
3. We note your response to comment 5, as well as your amended disclosure. We note that your last summary risk factor bullet point addresses restrictions on paying dividends, but your related cross-reference pertains to the risk factor discussing governmental control of currency conversion. Please revise your last summary risk factor to summarize the currency conversion risk factor that you cross-reference.
4.       Please revise the    summary diagram of [y]our corporate structure
to identify the
         person(s) or entity(ies) that own the equity of New Momentum Corporation. In this regard, please identify the equity percentage held by your public shareholders, as well as
         Leung Tin Lung David, Chak Wan Ling Margaret, Leung Yin Yu Janice and Leung Suk
         Mun and any other entities/persons who hold equity in your holding company.
Enforcement of Civil Liabilities, page 38

5. We note your response to comment 8, as well as your amended disclosure in your risk factor on page 19 that you "have been advised by Law Offices of Thomas
E. Puzzo,
         PLLC, our US counsel, that Hong Kong does not have a treaty providing for the reciprocal recognition and enforcement of judgments of courts with the United States." Please make conforming changes on page 38. Last, separately file Puzzo's consent with respect to this reference, as we note that Exhibit 5.1 pertains to the validity of shares being offered, not the enforcement of civil liabilities.
Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page
43

6. We note your response to comment 9 that "[t]he Company removed reference to Exhibit
         16.1 and a response from Total Asia Associates," but your disclosure on page 43
         continues to maintain such that "Total Asia Associates   s response is
attached as Exhibit
         16.1 to this Current Report on Form S-1" (emphasis added). Please revise to clarify that
 Tin Lung David Leung
New Momentum Corp.
September 14, 2022
Page 3
      you are referring to this registration statement, if true, and file such response as an exhibit. In this regard, while we note your response that you "filed a Form 8-K regarding the change in auditors from Total Asia Associates to J&S Associate on March 15, 2022,"
      you are required to provide such disclosure in this registration statement, and it further does not appear that you are electing to incorporate by reference to the Form 8-K filed
      March 15, 2022. Please also remove the duplicative "Changes In and Disagreements with
      Accountants on Accounting and Financial Disclosure" section on page 50, in which you state that "[t]here have not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter." See Item 304 of Regulation S-K and Items 11(i) and 12 of the Instructions to Form S-1.
General

7.    Please provide an updated consent of J&S Associate with respect to their report
      dated April 15, 2022 relating to their audit of the consolidated balance sheet of New
      Momentum Corporation as of December 31, 2021 and related consolidated statement of
      operations and comprehensive income, stockholders    equity (deficit),
and cash flows for
      the year ended December 31, 2021, and the related notes thereto.
       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                           Sincerely,
FirstName LastNameTin Lung David Leung
                                                           Division of
Corporation Finance
Comapany NameNew Momentum Corp.
                                                           Office of Trade &
Services
September 14, 2022 Page 3
cc:       Thomas E. Puzzo, Counsel
FirstName LastName